EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement Re: Computation of Per Share Earnings

Thousands, except per share amounts

(Unaudited)

	12 Months Ended December 31,
	2006	2005	2004
Net income	$63,415	$58,149	$50,572
Convertible debenture interest less taxes	—	—	200

Net income - diluted	$63,415	$58,149	$50,772

Average common shares outstanding - basic	27,540	27,564	27,016
Stock-based compensation	117	57	40
Convertible debentures	—	—	227

Average common shares outstanding - diluted	27,657	27,621	27,283

Earnings per share of common stock - basic	$2.30	$2.11	$1.87

Earnings per share of common stock - diluted	$2.29	$2.11	$1.86

For the years ended December 31, 2006, 2005 and 2004, 105,600 shares, 6,000 shares and 201,800 shares, respectively, represent the number of stock options which were excluded from the calculation of diluted earnings per share because the effect was antidilutive.